March 23, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 5, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Arrow DWA Tactical Fund, Arrow DWA Balanced Fund, Arrow Alternative Solutions Fund and the Arrow Managed Futures Trend Fund, each a series of the Registrant, filed Post-Effective Amendment No. 126 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 18, 2010, you provided oral comments with respect to the Arrow Managed Futures Trend Fund (the "Fund") portion of the combined Prospectus and comments with respect to the combined Statement of Additional Information.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Is the Fund within the ambit of Rule 35d-1(a)(2)(i), which would require the Fund to adopt a policy of investing at least 80% of its assets in investments suggested by its name (futures contracts), because of the use of "futures" in the Fund's name?

Response.  The Registrant does not believe the Fund is within the ambit of Rule 35d-1(a)(2)(i) because the Fund's name describes an investment strategy rather than a particular type of investment.  The Registrant believes that, when viewed as a whole, the name (Arrow Managed Futures Trend Fund) invokes merely a strategy of investing in deference to the price trends of managed futures generally, rather than an express description of investing in futures contracts.

2.

Comment.  Is the Fund an investment company in light of its use of futures and other instruments that are not securities?  Please confirm that the Fund will invest primarily in securities, after treating the subsidiary on a look-through basis.

Response.  The Registrant believes that the Fund is an investment company because it will hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities and, although the Fund will invest directly and indirectly through its subsidiary in futures contracts and non-security derivatives, the Fund's investments will primarily be in securities.  The Registrant confirms that, even after treating the Fund's investment in the securities of the Subsidiary on a look-through basis, that the Fund's portfolio will be composed primarily of securities.

3.

Comment.  In the summary section, please delete the second sentence of the investment objective section that describes the Fund's benchmark.

Response.  The requested deletion has been made.

4.

Comment.  In the Annual Fund Operating Expenses section of the fee table, please provide an Other Expenses sub-total and assure that the breakout of other expenses includes, at most, the three largest other expenses.  In the alternative, the Fund may present other expenses as a single line item.

Response.  Other Expenses will be presented as a single line item.

5.

Comment.  In the last paragraph of the section entitled Principal Investment Strategies, please move the sentence "The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days’ written notice to shareholders." to an appropriate location under Item 9.

Response.  The sentence has been moved.

6.

Comment.  Please review the risk disclosures for inappropriate use of the word "may" when describing risks as the word "will" is more accurate.

Response.  The Registrant has reviewed the use of "may" and replaced it with "will" in various locations.

7.

Comment.  Throughout Item 4 and Item 9, please give acknowledgments that the Fund will be investing, albeit indirectly, in futures contracts though its investment in the Subsidiary.

Response.  The Registrant has amended various disclosures to alert shareholders that the Fund will be investing, when viewed from a look-through perspective, in futures contracts though its investment in the Subsidiary.

8.

Comment.  Please add a disclosure to the description of structured notes to indicate that they may be exchange traded notes.

Response.  The requested disclosure has been added.

9.

Comment.  Since the Fund describes "Sector Risk" under principal investment risks, please add a strategy description of the sectors that the Fund will invest in or delete the risk disclosure.

Response.  The risk disclosure has been deleted.

10.

Comment.  Under the Item 9 disclosure entitled "Arrow Managed Futures Trend Fund Subsidiary," please delete or modify the sentence "Income from certain of the commodity-linked derivatives in which the Fund invests may not be treated as "qualifying income" for purposes of the 90% income requirement." as it is confusing to address Fund investments in the middle of a paragraph describing the Subsidiary.

Response.  The sentence has been modified to read as follows.

"The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives are not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the derivative directly."

STATEMENT OF ADDITIONAL INFORMATION

11.

Comment.  Please assure that a description of the Registrant's (i) Board leadership structure, (ii) Board risk oversight and (iii) individual Trustee merits is included.

Response.  The Registrant will include the requested disclosures in its 485(b) filing.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771